

July 8, 2022

R. Ramin Kamfar
Chief Executive Officer
Bluerock Homes Trust, Inc.
1345 Avenue of the Americas, 32nd Floor
New York, NY 10105

   Re: Bluerock Homes Trust, Inc.
    Form 10-12B
    Correspondence Dated June 15, 2022
    File No. 001-41322

Dear Mr. Kamfar:

  We have reviewed your June 15, 2022 response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Correspondence dated June 15, 2022

General

1. We note your response dated June 15, 2022, specifically, we note your determination that certain properties, a mezzanine loan, and certain preferred equity investments should have been included as a component of the predecessor. We further note that it appears the purpose of the spin-off transaction is to separate single-family residential real estate from multi-family residential real estate. Please address the following:
- Please clarify for us the nature of the operating properties and the assets underlying the mezzanine loan and preferred equity investments (i.e. single-family residential or multi-family residential).
- To the extent such properties and assets are not single-family residential properties, please clarify for us how you determined that the historical operations of these assets should be included in the predecessor. Specifically, please address why you believe these assets and operations are consistent with the business that you are succeeding

to.

2. Notwithstanding the above comment, we note your response dated June 15, 2022, specifically, you state that "A material contributing factor in the decision to effectuate the dispositions of these properties was to generate cash for use in acquiring and investing in single-family assets, and the net proceeds of these sales, repayments, and redemptions were utilized as a source of cash (i) reflected in the cash balance of the Company on its balance sheet as of December 31, 2021, or (ii) ultimately to invest in certain single-family assets reflected on the balance sheet as of December 31, 2021." We further note the disclosures on pages 13 and 14 of Bluerock Residential Growth REIT's Form 10-K filed March 11, 2022 which include lists of acquisitions and dispositions during 2021, we note these lists appear to include acquisitions and dispositions of assets that are not included in the proposed revised predecessor. Please address the following:
    *   Please tell us how you determined that the certain 2021 dispositions by Bluerock Residential Growth REIT are being included in the proposed revised predecessor and certain dispositions are not being included in the proposed revised predecessor.
    *   Please tell us how you determined that the proceeds from the dispositions you now include in the proposed revised predecessor were used to fund the acquisitions by the proposed revised predecessor, and not used to fund operations or other acquisitions by Bluerock Residential Growth REIT.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction